NICE inContact CXone Authorized to Operate in FedRAMP Marketplace
to Securely Support Government Agencies Seeking Improved Citizen Experience

As the first FedRAMP authorized cloud contact center SaaS provider, NICE inContact brings its market-leading platform to help government contact centers protect information when moving to the cloud

Salt Lake City, May 24, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced it is the first cloud contact center provider to receive Authorization to Operate (ATO) for the Federal Risk and Authorization Management Program (FedRAMP). FedRAMP ATO is a requirement for cloud service providers to serve Federal Agencies. NICE inContact CXone empowers government agencies to respond faster to ever-changing constituent expectations for government services.

With today’s new reality of constant connectivity, citizens have more voice than ever and demand greater transparency to access government services. They want the ability to seamlessly navigate between voice, email, chat, and text to ask questions or resolve issues.

Advances in contact center technology, such as CXone, give government contact centers the ability to easily add and manage channels, scale up or down when needed, and provide more personalized service for citizens. With FedRAMP-authorized NICE inContact CXone, government agencies are able to confidently deliver a better experience, while abiding by regulations, maintaining compliance, and meeting strict security measures. Any government agency now has the ability to migrate contact center operations to the cloud to achieve a better citizen experience and control operating costs.

“Obtaining authorization to operate from FedRAMP is an extremely rigorous process, and we are proud that this achievement means we can now offer one of the most secure environments available to contact centers,” said Paul Jarman, CEO of NICE inContact. “Security and compliance will always be top concerns for government agencies, but with CXone, they can now deliver a better experience to constituents from their contact centers, without worrying about the risk.”

As part of the authorization process, NICE inContact worked together with Verizon Enterprise Solutions. With the NICE inContact CXone FedRAMP-authorized cloud contact center, federal agencies can securely integrate the CXone platform to take advantage of previously untapped cloud benefits such as agility, cost-effectiveness, and reliability. NICE inContact CXone Authorization to Operate currently includes Omnichannel Routing to connect customer journeys across any channel.

“U.S. federal agencies can now implement FedRAMP-authorized cloud contact centers to inject greater personalization, efficiency, and agility into their operations,” said Mike Maiorana, senior vice president of public sector with Verizon Enterprise Solutions. “By gaining access to these secure, virtual capabilities, agencies can better connect their CRM systems with powerful analytics to offer improved experiences to their constituents.”

To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation. CXone runs on Amazon Web Services (AWS), utilizing microservices, and is based on an open, cloud native foundation, which provides full elasticity, rapid turn up, and strong reliability. Furthermore, CXone provides hundreds of APIs and enables integrations with dozens of partner solutions as well as customer-specific extensions, creating a broad technology ecosystem that extends its capabilities.

You can view NICE inContact CXone listed in the FedRAMP Marketplace here.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.